UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                         OUTDOOR CHANNEL HOLDINGS, INC.
                         ------------------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                    690027107
                                    ---------
                                 (CUSIP Number)


                                 Perry T. Massie
                       c/o Outdoor Channel Holdings, Inc.
                      43445 Business Park Drive, Suite 113
                           Temecula, California 92590
                                 (909) 699-4749
                        ---------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                              December 18, 2003(1)
                           --------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(f) or 13d-1(g), check the following box [__].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


_______________
1 The date of the last transaction reported herein.



                                              SCHEDULE 13D

-----------------------------                                                     ----------------------
CUSIP No. 690027107                                                               Page 2 of 37 Pages
--------------------------------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Perry T. Massie
--------------------------------------------------------------------------------------------------------

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                         (a) |_|

                                                                                               (b) |_|
--------------------------------------------------------------------------------------------------------

  3   SEC USE ONLY

--------------------------------------------------------------------------------------------------------

  4   SOURCE OF FUNDS

          PF
--------------------------------------------------------------------------------------------------------

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                                                 |_|


--------------------------------------------------------------------------------------------------------

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------------------------------

                     7     SOLE VOTING POWER

                               224,515 (which includes 515 shares held individually and options to purchase 224,000 shares from Musk Ox Investments, L.P., a Nevada limited partnership ("MOI"))

                     -----------------------------------------------------------------------------------

                     8     SHARED VOTING POWER

                               2,805,520 (which includes 1,290,662 shares held by MOI (224,000 of which shares are subject to options by Mr. Perry Massie as shown in box 7 above), 133,222 shares held by Musk Ox Properties, L.P., a Nevada limited partnership ("MOP"), 1,366,636 shares held by The Perry T. and
    NUMBER OF                  Sandra Lynn Massie Trust dated October 14, 1997 ("Trust"), and
     SHARES                    15,000 shares held by The Perry and Sandy Massie Foundation, a
  BENEFICIALLY                 California public benefit corporation ("PSM Foundation"))
    OWNED BY
      EACH           -----------------------------------------------------------------------------------
    REPORTING
     PERSON          9     SOLE DISPOSITIVE POWER
      WITH
                               224,515 (which includes 515 shares held individually and options to purchase 224,000 shares from MOI)


                     -----------------------------------------------------------------------------------

                     10    SHARED DISPOSITIVE POWER

                               2,805,520 (which includes 1,290,662 shares held by MOI (224,000 of which shares are subject to options by Mr. Perry Massie as shown in box 7 above), 133,222 shares held by MOP, 1,366,636 shares held by the Trust, and 15,000 shares held by the PSM Foundation)

--------------------------------------------------------------------------------------------------------

  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,806,035 (see Item 5 of this Schedule 13D)
--------------------------------------------------------------------------------------------------------

  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                        |_|

--------------------------------------------------------------------------------------------------------

  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          48.8% (based upon 5,748,964 shares outstanding as of November 11, 2003, as reported on the
          Issuer's Form 10-QSB filed with the Securities and Exchange Commission for the quarter ended
          September 30, 2003)

--------------------------------------------------------------------------------------------------------

  14  TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------------------------------




-----------------------------                                                     ----------------------
CUSIP No. 690027107                                                               Page 3 of 37 Pages
--------------------------------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Thomas H. Massie
--------------------------------------------------------------------------------------------------------

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                         (a) |_|

                                                                                               (b) |_|
--------------------------------------------------------------------------------------------------------

  3   SEC USE ONLY

--------------------------------------------------------------------------------------------------------

  4   SOURCE OF FUNDS

          PF
--------------------------------------------------------------------------------------------------------

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                                                 |_|


--------------------------------------------------------------------------------------------------------

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------------------------------

                     7     SOLE VOTING POWER

                               1,581,486 (which includes 1,357,486 shares held individually and options to purchase 224,000 shares from Musk Ox Investments, L.P., a Nevada limited partnership ("MOI"))

                     -----------------------------------------------------------------------------------

                     8     SHARED VOTING POWER

                               1,450,784 (which includes 1,290,662 shares held by MOI (224,000 of which shares are subject to options by Mr. Thomas Massie as shown in box 7 above), 133,222 shares held by Musk Ox Properties, L.P., a Nevada limited partnership ("MOP"), 15,000 shares held by The Thomas and Cindy
    NUMBER OF                  Massie Foundation, a California public benefit corporation (the "TCM
     SHARES                    Foundation") and 11,900 shares held jointly with the Reporting Person's
  BENEFICIALLY                 wife, Cindy Massie)
    OWNED BY
      EACH           -----------------------------------------------------------------------------------
    REPORTING
     PERSON          9     SOLE DISPOSITIVE POWER
      WITH
                               1,581,486 (which includes 1,357,486 shares held individually and options to purchase 224,000 shares from MOI)


                     -----------------------------------------------------------------------------------

                     10    SHARED DISPOSITIVE POWER

                               1,450,784 (which includes 1,290,662 shares held by MOI (224,000 of which shares are subject to options by Mr. Thomas Massie as shown in box 7 above), 133,222 shares held by MOP, 15,000 shares held by the TCM
                               Foundation and 11,900 shares held jointly with the Reporting Person's wife, Cindy Massie)

--------------------------------------------------------------------------------------------------------

  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,808,270 (see Item 5 of this Schedule 13D)
--------------------------------------------------------------------------------------------------------

  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                        |_|

--------------------------------------------------------------------------------------------------------

  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          48.8% (based upon 5,748,964 shares outstanding as of November 11, 2003, as reported on the
          Issuer's Form 10-QSB filed with the Securities and Exchange Commission for the quarter ended
          September 30, 2003)

--------------------------------------------------------------------------------------------------------

  14  TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------------------------------




-----------------------------                                                     ----------------------
CUSIP No. 690027107                                                               Page 4 of 37 Pages
--------------------------------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Musk Ox Investments, L.P.
--------------------------------------------------------------------------------------------------------

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                         (a) |_|

                                                                                               (b) |_|
--------------------------------------------------------------------------------------------------------

  3   SEC USE ONLY

--------------------------------------------------------------------------------------------------------

  4   SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------------------------------

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                                                 |_|


--------------------------------------------------------------------------------------------------------

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------------------------------

                     7     SOLE VOTING POWER

                               1,290,662

    NUMBER OF        -----------------------------------------------------------------------------------
     SHARES
  BENEFICIALLY       8     SHARED VOTING POWER
    OWNED BY
      EACH                     0
    REPORTING
     PERSON          -----------------------------------------------------------------------------------
      WITH
                     9     SOLE DISPOSITIVE POWER

                               1,290,662

                     -----------------------------------------------------------------------------------

                     10    SHARED DISPOSITIVE POWER

                               0

--------------------------------------------------------------------------------------------------------

  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,290,662
--------------------------------------------------------------------------------------------------------

  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                        |_|

--------------------------------------------------------------------------------------------------------

  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          22.5% (based upon 5,748,964 shares outstanding as of November 11, 2003, as reported on the
          Issuer's Form 10-QSB filed with the Securities and Exchange Commission for the quarter ended
          September 30, 2003)

--------------------------------------------------------------------------------------------------------

  14  TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------------------------------




-----------------------------                                                     ----------------------
CUSIP No. 690027107                                                               Page 5 of 37 Pages
--------------------------------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Musk Ox Properties, L.P.
--------------------------------------------------------------------------------------------------------

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                         (a) |_|

                                                                                               (b) |_|
--------------------------------------------------------------------------------------------------------

  3   SEC USE ONLY

--------------------------------------------------------------------------------------------------------

  4   SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------------------------------

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                                                 |_|


--------------------------------------------------------------------------------------------------------

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------------------------------

                     7     SOLE VOTING POWER

                               133,222

    NUMBER OF        -----------------------------------------------------------------------------------
     SHARES
  BENEFICIALLY       8     SHARED VOTING POWER
    OWNED BY
      EACH                     0
    REPORTING
     PERSON          -----------------------------------------------------------------------------------
      WITH
                     9     SOLE DISPOSITIVE POWER

                               133,222

                     -----------------------------------------------------------------------------------

                     10    SHARED DISPOSITIVE POWER

                               0

--------------------------------------------------------------------------------------------------------

  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          133,222
--------------------------------------------------------------------------------------------------------

  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                        |_|

--------------------------------------------------------------------------------------------------------

  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.3% (based upon 5,748,964 shares outstanding as of November 11, 2003, as reported on the
          Issuer's Form 10-QSB filed with the Securities and Exchange Commission for the quarter ended
          September 30, 2003)

--------------------------------------------------------------------------------------------------------

  14  TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------------------------------




-----------------------------                                                     ----------------------
CUSIP No. 690027107                                                               Page 6 of 37 Pages
--------------------------------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          The Perry T. and Sandra Lynn Massie Trust dated October 14, 1997
--------------------------------------------------------------------------------------------------------

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                         (a) |_|

                                                                                               (b) |_|
--------------------------------------------------------------------------------------------------------

  3   SEC USE ONLY

--------------------------------------------------------------------------------------------------------

  4   SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------------------------------

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                                                 |_|


--------------------------------------------------------------------------------------------------------

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------------------------------

                     7     SOLE VOTING POWER

                               1,366,636

    NUMBER OF        -----------------------------------------------------------------------------------
     SHARES
  BENEFICIALLY       8     SHARED VOTING POWER
    OWNED BY
      EACH                     0
    REPORTING
     PERSON          -----------------------------------------------------------------------------------
      WITH
                     9     SOLE DISPOSITIVE POWER

                               1,366,636

                     -----------------------------------------------------------------------------------

                     10    SHARED DISPOSITIVE POWER

                               0

--------------------------------------------------------------------------------------------------------

  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,366,636
--------------------------------------------------------------------------------------------------------

  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                        |_|

--------------------------------------------------------------------------------------------------------

  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          23.8% (based upon 5,748,964 shares outstanding as of November 11, 2003, as reported on the
          Issuer's Form 10-QSB filed with the Securities and Exchange Commission for the quarter ended
          September 30, 2003)

--------------------------------------------------------------------------------------------------------

  14  TYPE OF REPORTING PERSON

          OO
--------------------------------------------------------------------------------------------------------




-----------------------------                                                     ----------------------
CUSIP No. 690027107                                                               Page 7 of 37 Pages
--------------------------------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Sandra L. Massie
--------------------------------------------------------------------------------------------------------

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                         (a) |_|

                                                                                               (b) |_|
--------------------------------------------------------------------------------------------------------

  3   SEC USE ONLY

--------------------------------------------------------------------------------------------------------

  4   SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------------------------------

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                                                 |_|


--------------------------------------------------------------------------------------------------------

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------------------------------

                     7     SOLE VOTING POWER

                               0

    NUMBER OF        -----------------------------------------------------------------------------------
     SHARES
  BENEFICIALLY       8     SHARED VOTING POWER
    OWNED BY
      EACH                     1,366,636
    REPORTING
     PERSON          -----------------------------------------------------------------------------------
      WITH
                     9     SOLE DISPOSITIVE POWER

                               0

                     -----------------------------------------------------------------------------------

                     10    SHARED DISPOSITIVE POWER

                               1,366,636

--------------------------------------------------------------------------------------------------------

  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,366,636 (see Item 5 of this Schedule 13D)
--------------------------------------------------------------------------------------------------------

  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                        |_|

--------------------------------------------------------------------------------------------------------

  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          23.8% (based upon 5,748,964 shares outstanding as of November 11, 2003, as reported on the
          Issuer's Form 10-QSB filed with the Securities and Exchange Commission for the quarter ended
          September 30, 2003)

--------------------------------------------------------------------------------------------------------

  14  TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------------------------------




-----------------------------                                                     ----------------------
CUSIP No. 690027107                                                               Page 8 of 37 Pages
--------------------------------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          The Perry and Sandy Massie Foundation
--------------------------------------------------------------------------------------------------------

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                         (a) |_|

                                                                                               (b) |_|
--------------------------------------------------------------------------------------------------------

  3   SEC USE ONLY

--------------------------------------------------------------------------------------------------------

  4   SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------------------------------

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                                                 |_|


--------------------------------------------------------------------------------------------------------

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------------------------------

                     7     SOLE VOTING POWER

                               15,000

    NUMBER OF        -----------------------------------------------------------------------------------
     SHARES
  BENEFICIALLY       8     SHARED VOTING POWER
    OWNED BY
      EACH                     0
    REPORTING
     PERSON          -----------------------------------------------------------------------------------
      WITH
                     9     SOLE DISPOSITIVE POWER

                               15,000

                     -----------------------------------------------------------------------------------

                     10    SHARED DISPOSITIVE POWER

                               0

--------------------------------------------------------------------------------------------------------

  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          15,000
--------------------------------------------------------------------------------------------------------

  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                        |_|

--------------------------------------------------------------------------------------------------------

  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.03% (based upon 5,748,964 shares outstanding as of November 11, 2003, as reported on the
          Issuer's Form 10-QSB filed with the Securities and Exchange Commission for the quarter ended
          September 30, 2003)

--------------------------------------------------------------------------------------------------------

  14  TYPE OF REPORTING PERSON

          OO
--------------------------------------------------------------------------------------------------------




-----------------------------                                                     ----------------------
CUSIP No. 690027107                                                               Page 9 of 37 Pages
--------------------------------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          The Thomas and Cindy Massie Foundation
--------------------------------------------------------------------------------------------------------

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                         (a) |_|

                                                                                               (b) |_|
--------------------------------------------------------------------------------------------------------

  3   SEC USE ONLY

--------------------------------------------------------------------------------------------------------

  4   SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------------------------------

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                                                 |_|


--------------------------------------------------------------------------------------------------------

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------------------------------

                     7     SOLE VOTING POWER

                               15,000

    NUMBER OF        -----------------------------------------------------------------------------------
     SHARES
  BENEFICIALLY       8     SHARED VOTING POWER
    OWNED BY
      EACH                     0
    REPORTING
     PERSON          -----------------------------------------------------------------------------------
      WITH
                     9     SOLE DISPOSITIVE POWER

                               15,000

                     -----------------------------------------------------------------------------------

                     10    SHARED DISPOSITIVE POWER

                               0

--------------------------------------------------------------------------------------------------------

  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          15,000
--------------------------------------------------------------------------------------------------------

  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                        |_|

--------------------------------------------------------------------------------------------------------

  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.03% (based upon 5,748,964 shares outstanding as of November 11, 2003, as reported on the
          Issuer's Form 10-QSB filed with the Securities and Exchange Commission for the quarter ended
          September 30, 2003)

--------------------------------------------------------------------------------------------------------

  14  TYPE OF REPORTING PERSON

          OO
--------------------------------------------------------------------------------------------------------

                                  Schedule 13D


This Schedule 13D (this "Schedule 13D") is being filed on behalf of Perry T. Massie, Thomas H. Massie, Musk Ox Investments, L.P., a Nevada limited partnership ("MOI"), Musk Ox Properties, L.P., a Nevada limited partnership ("MOP"), The Perry T. and Sandra Lynn Massie Trust dated October 14, 1997 ("Trust"), Sandra L. Massie, The Perry and Sandy Massie Foundation, a California public benefit corporation ("PSM Foundation"), and The Thomas and Cindy Massie Foundation, a California public benefit corporation ("TCM Foundation", and, together with Perry T. Massie, Thomas H. Massie, MOI, MOP, the Trust, Sandra L. Massie and the PSM Foundation, the "Reporting Persons").

For each of the Reporting Persons, this filing shall not be deemed an admission of beneficial ownership for any purposes other than the filing of this Schedule 13D.

Item 1.  Security and Issuer.

         The class of equity securities to which this Schedule 13D relates is the common stock, $.02 par value ("Issuer Common Stock"), of Outdoor Channel Holdings, Inc., an Alaska corporation ("Issuer"). The principal executive offices of the Issuer are located at 43445 Business Park Drive, Suite 113, Temecula, California 92590.

Item 2.  Identity and Background.

               (a)    (i) Perry T. Massie.

                      (ii) Thomas H. Massie.

                      (iii) Musk Ox Investments, L.P.

                      (iv) Musk Ox Properties, L.P.

                      (v) The Perry T. and Sandra Lynn Massie Trust dated
                          October 14, 1997.

                      (vi) Sandra L. Massie.

                      (vii) The Perry and Sandy Massie Foundation.

                      (viii) The Thomas and Cindy Massie Foundation.

               (b) (i) Perry T. Massie: c/o Outdoor Channel Holdings, Inc., 43445 Business Park Drive, Suite 113, Temecula, California 92590.

                      (ii) Thomas H. Massie: c/o Outdoor Channel Holdings, Inc., 43445 Business Park Drive, Suite 113, Temecula, California 92590.

                      (iii) Musk Ox Investments, L.P.: c/o Outdoor Channel Holdings, Inc., 43445 Business Park Drive, Suite 113, Temecula, California 92590.

                      (iv) Musk Ox Properties, L.P.: c/o Outdoor Channel Holdings, Inc., 43445 Business Park Drive, Suite 113, Temecula, California 92590.

                      (v) The Perry T. and Sandra Lynn Massie Trust dated October 14, 1997: c/o Outdoor Channel Holdings, Inc., 43445 Business Park Drive, Suite 113, Temecula, California 92590.

                      (vi) Sandra L. Massie: c/o Outdoor Channel Holdings, Inc., 43445 Business Park Drive, Suite 113, Temecula, California 92590.

                      (vii) The Perry and Sandy Massie Foundation: c/o Outdoor Channel Holdings, Inc., 43445 Business Park Drive, Suite 113, Temecula, California 92590.

                      (viii) The Thomas and Cindy Massie Foundation: c/o Outdoor Channel Holdings, Inc., 43445 Business Park Drive, Suite 113, Temecula, California 92590.

               (c) (i) Perry T. Massie: Mr. Perry Massie is an individual engaged in investment activities. He is a stockholder, executive officer and member of the board of directors of the Issuer.

                      (ii) Thomas H. Massie: Mr. Thomas Massie is an individual engaged in investment activities. He is a stockholder, executive officer and member of the board of directors of the Issuer.

                      (iii) Musk Ox Investments, L.P.: MOI is a Nevada limited partnership, the two general partners of which are Messrs. Perry Massie and Thomas Massie. Its principal business is investment management.

                      (iv) Musk Ox Properties, L.P.: MOP is a Nevada limited partnership, the two general partners of which are Messrs. Perry Massie and Thomas Massie. Its principal business is investment management.

                      (v) The Perry T. and Sandra Lynn Massie Trust dated October 14, 1997: the Trust is a California trust, the Co-Trustees of which are Mr. Perry Massie and Ms. Sandra Massie. Its principal business is asset consolidation and management.

                      (vi) Sandra L. Massie: Ms. Sandra Massie is an individual engaged in investment activities. She is a stockholder of the Issuer.

                      (vii) The Perry and Sandy Massie Foundation: The PSM Foundation is a California public benefit corporation. Its principal business is grant-making.

                      (viii) The Thomas and Cindy Massie Foundation: The TCM Foundation is a California public benefit corporation. Its principal business is grant-making.

               (d) During the last five (5) years none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) During the last five (5) years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f) Each of Perry T. Massie, Thomas H. Massie and Sandra L. Massie is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         The funds used to purchase the Issuer Common Stock held by each of Messrs. Perry Massie and Thomas Massie have been provided from such Reporting Persons' personal funds. The funds to be used to exercise stock options held by such Reporting Persons with respect to the aggregate of 448,000 shares of Issuer Common Stock from MOI will be provided from personal funds of each such Reporting Person.

         MOI has received the Issuer Common Stock in exchange for limited and general partnership interests in MOI.

         MOP has received the Issuer Common Stock as a contribution to its capital, in exchange for a corresponding increase in the applicable partners' capital accounts in MOP.

         The Trust has received the Issuer Common Stock as a contribution from Mr. Perry Massie, its Co-Trustee and Co-Beneficiary.

         Ms. Sandra Massie beneficially holds the Issuer Common Stock solely as a Co-Trustee and Co-Beneficiary of the Trust.

         The PSM Foundation has received the Issuer Common Stock as a charitable contribution from Mr. Perry Massie.

         The TCM Foundation has received the Issuer Common Stock as a charitable contribution from Mr. Thomas Massie.

Item 4.  Purpose of Transaction.

         Each Reporting Person acquired the shares of Issuer Common Stock for investment purposes only.

         None of the Reporting Persons has any current plans or proposals that relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. Each Reporting Person expects to evaluate its alternatives on a continuous basis depending upon the Issuer's financial condition, business operations and prospects, the market price of Issuer Common Stock, conditions in the securities market generally, general economic and industry conditions and other factors. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time. Although none of the Reporting Person has any current plans, proposals or agreements with respect to any such potential sale, each such Reporting Person may decide to sell some or all of the Issuer Common Stock held by such Reporting Person or to vote for a merger or sale of the Issuer or its assets depending upon the circumstances, including, but not limited to, the consideration of the factors noted above.

Item 5.  Interest in Securities of the Issuer.

               (a) (i) Perry T. Massie: Mr. Perry Massie may be deemed to beneficially own 2,806,035 shares of Issuer Common Stock, which shares constitute 48.8% of the total class. These shares include 515 shares held individually, 1,290,662 shares held by Musk Ox Investments, L.P., a Nevada limited partnership (224,000 of which shares are subject to options by Mr. Perry Massie), 133,222 shares held by Musk Ox Properties, L.P., a Nevada limited partnership, 1,366,636 shares held by The Perry T. and Sandra Lynn Massie Trust dated October 14, 1997, and 15,000 shares held by The Perry and Sandy Massie Foundation, a California public benefit corporation. The percentage of shares which may be deemed to be beneficially owned by Mr. Perry Massie is based upon 5,748,964 shares outstanding as of November 11, 2003, as reported on the Issuer's Form 10-QSB filed with the Securities and Exchange Commission for the quarter ended September 30, 2003.

                      (ii) Thomas H. Massie: Mr. Thomas Massie may be deemed to beneficially own 2,808,270 shares of Issuer Common Stock, which shares constitute 48.8% of the total class. These shares include 1,357,486 shares held individually, 1,290,662 shares held by Musk Ox Investments, L.P., a Nevada limited partnership (224,000 of which shares are subject to options by Mr. Thomas Massie), 133,222 shares held by Musk Ox Properties, L.P., a Nevada limited partnership, and 15,000 shares held by The Thomas and Cindy Massie Foundation, a California public benefit corporation. The percentage of shares which may be deemed to be beneficially owned by Mr. Thomas Massie is based upon 5,748,964 shares outstanding as of November 11, 2003, as reported on the Issuer's Form 10-QSB filed with the Securities and Exchange Commission for the quarter ended September 30, 2003.

                      (iii) Musk Ox Investments, L.P.: MOI beneficially owns 1,290,662 shares of Issuer Common Stock, which shares constitute 22.5% of the total class. The aggregate of 448,000 of these shares are subject to options by Messrs. Perry Massie and Thomas Massie. The percentage of shares beneficially owned by MOI is based upon 5,748,964 shares outstanding as of November 11, 2003, as reported on the Issuer's Form 10-QSB filed with the Securities and Exchange Commission for the quarter ended September 30, 2003.

                      (iv) Musk Ox Properties, L.P.: MOP beneficially owns 133,222 shares of Issuer Common Stock, which shares constitute 2.3% of the total class. The percentage of shares beneficially owned by MOP is based upon 5,748,964 shares outstanding as of November 11, 2003, as reported on the Issuer's Form 10-QSB filed with the Securities and Exchange Commission for the quarter ended September 30, 2003.

                      (v) The Perry T. and Sandra Lynn Massie Trust dated October 14, 1997: the Trust beneficially owns 1,366,636 shares of Issuer Common Stock, which shares constitute 23.8% of the total class. The percentage of shares beneficially owned by the Trust is based upon 5,748,964 shares outstanding as of November 11, 2003, as reported on the Issuer's Form 10-QSB filed with the Securities and Exchange Commission for the quarter ended September 30, 2003.

                      (vi) Sandra L. Massie: Ms. Sandra Massie may be deemed to beneficially own 1,366,636 shares of Issuer Common Stock, which shares constitute 23.8% of the total class, due solely to her status a Co-Trustee and a Co-Beneficiary of The Perry T. and Sandra Lynn Massie Trust dated October 14, 1997. The percentage of shares which may be deemed to be beneficially owned by Ms. Sandra Massie is based upon 5,748,964 shares outstanding as of November 11, 2003, as reported on the Issuer's Form 10-QSB filed with the Securities and Exchange Commission for the quarter ended September 30, 2003.

                      (vii) The Perry and Sandy Massie Foundation: The PSM Foundation beneficially owns 15,000 shares of Issuer Common Stock, which shares constitute 0.03% of the total class. The percentage of shares beneficially owned by the PSM Foundation is based upon 5,748,964 shares outstanding as of November 11, 2003, as reported on the Issuer's Form 10-QSB filed with the Securities and Exchange Commission for the quarter ended September 30, 2003.

                      (viii) The Thomas and Cindy Massie Foundation: The TCM Foundation beneficially owns 15,000 shares of Issuer Common Stock, which shares constitute 0.03% of the total class. The percentage of shares beneficially owned by the TCM Foundation Massie is based upon 5,748,964 shares outstanding as of November 11, 2003, as reported on the Issuer's Form 10-QSB filed with the Securities and Exchange Commission for the quarter ended September 30, 2003.

               (b)    (i)    Perry T. Massie:

                             (A) sole power to vote or direct the vote: 224,515 shares

                             (B) shared power to vote or direct the vote:
                             2,805,520 shares

                             (C) sole power to dispose or direct the
                             disposition: 224,515 shares

                             (D) shared power to dispose or direct the disposition: 2,805,520 shares

                      (ii)   Thomas H. Massie:

                             (A) sole power to vote or direct the vote:
                             1,581,486 shares

                             (B) shared power to vote or direct the vote:
                             1,450,784 shares

                             (C) sole power to dispose or direct the
                             disposition: 1,581,486 shares

                             (D) shared power to dispose or direct the disposition: 1,450,784 shares

                      (iii)  Musk Ox Investments, L.P.:

                             (A) sole power to vote or direct the vote:
                             1,290,662 shares

                             (B) shared power to vote or direct the vote: 0 shares

                             (C) sole power to dispose or direct the
                             disposition: 1,290,662 shares

                             (D) shared power to dispose or direct the disposition: 0 shares

                      (iv)   Musk Ox Properties, L.P.:

                             (A) sole power to vote or direct the vote: 133,222 shares

                             (B) shared power to vote or direct the vote: 0 shares

                             (C) sole power to dispose or direct the
                             disposition: 133,222 shares

                             (D) shared power to dispose or direct the disposition: 0 shares

                      (v) The Perry T. and Sandra Lynn Massie Trust dated October 14, 1997:

                             (A) sole power to vote or direct the vote:
                             1,366,636 shares

                             (B) shared power to vote or direct the vote: 0 shares

                             (C) sole power to dispose or direct the
                             disposition: 1,366,636 shares

                             (D) shared power to dispose or direct the disposition: 0 shares

                      (vi)   Sandra L. Massie:

                             (A) sole power to vote or direct the vote: 0 shares

                             (B) shared power to vote or direct the vote:
                             1,366,636 shares

                             (C) sole power to dispose or direct the
                             disposition: 0 shares

                             (D) shared power to dispose or direct the disposition: 1,366,636 shares

                     (vii)   The Perry and Sandy Massie Foundation:

                             (A) sole power to vote or direct the vote: 15,000 shares

                             (B) shared power to vote or direct the vote: 0 shares

                             (C) sole power to dispose or direct the
                             disposition: 15,000 shares

                             (D) shared power to dispose or direct the disposition: 0 shares

                    (viii)   The Thomas and Cindy Massie Foundation:

                             (A) sole power to vote or direct the vote: 15,000 shares

                             (B) shared power to vote or direct the vote: 0 shares

                             (C) sole power to dispose or direct the
                             disposition: 15,000 shares

                             (D) shared power to dispose or direct the disposition: 0 shares

               (c) No transactions in Issuer Common Stock were effected during the past sixty (60) days by any Reporting Person.

               (d) Not applicable.

               (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Mr. Perry T. Massie has stock options to purchase an aggregate of 224,000 shares of Issuer Common Stock, received from his late mother, Wilma M. Massie, pursuant to an Agreement for the Option of Common Stock dated November 17, 1994, by and between Ms. Wilma Massie and Mr. Perry Massie, as effectively amended by an Agreement and Plan of Reorganization dated February 10, 1995, by and among Global Resources, Inc., an Alaska corporation and predecessor to the Company, Gold Prospector's Association of America, Inc., a California corporation, Mr. Perry Massie and certain other stockholders of Gold Prospector's Association of America, Inc. Under the Agreement for the Option of Common Stock, Ms. Wilma Massie granted to Mr. Perry Massie options to purchase 400 shares of common stock. Pursuant to the Agreement and Plan of Reorganization, as a result of the exchange ratio and certain earn-out provisions used therein, the original option converted into the option to purchase 280,000 shares of common stock of the successor entity. Mr. Perry Massie has since disposed of options to purchase 56,000 shares, as previously reported to the Securities and Exchange Commission on Form 4 filed by Mr. Perry Massie.

         Mr. Perry Massie may exercise his rights to purchase up to 224,000 shares of Issuer Common Stock at an exercise price of $1.66 per share. The option is exercisable at any time following the date of grant until November 17, 2004, the date of termination. The shares of Issuer Common Stock held by Wilma M. Massie were subsequently transferred (subject to the foregoing stock options) to MOI pursuant to a Contribution Agreement, dated as of August 21, 2003, by and between Wilma M. Massie and MOI.

         Mr. Thomas H. Massie has stock options to purchase an aggregate of 224,000 shares of Issuer Common Stock, received from his late mother, Wilma M. Massie, pursuant to an

         Agreement for the Option of Common Stock dated November 17, 1994, by and between Ms. Wilma Massie and Mr. Thomas Massie, as effectively amended by an Agreement and Plan of Reorganization dated February 10, 1995, by and among Global Resources, Inc., an Alaska corporation and predecessor to the Company, Gold Prospector's Association of America, Inc., a California corporation, Mr. Thomas Massie and certain other stockholders of Gold Prospector's Association of America, Inc. Under the Agreement for the Option of Common Stock, Ms. Wilma Massie granted to Mr. Thomas Massie options to purchase 400 shares of common stock. Pursuant to the Agreement and Plan of Reorganization, as a result of the exchange ratio and certain earn-out provisions used therein, the original option converted into the option to purchase 280,000 shares of common stock of the successor entity. Mr. Thomas Massie has since disposed of options to purchase 56,000 shares, as previously reported to the Securities and Exchange Commission on Form 4 filed by Mr. Thomas Massie.

         Mr. Thomas Massie may exercise his rights to purchase up to 224,000 shares of Issuer Common Stock at an exercise price of $1.66 per share. The option is exercisable at any time following the date of grant until November 17, 2004, the date of termination. The shares of Issuer Common Stock held by Wilma M. Massie were subsequently transferred (subject to the foregoing stock options) to MOI pursuant to a Contribution Agreement, dated as of August 21, 2003, by and between Wilma M. Massie and MOI.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 1 Joint Filing Agreement, dated as of March 27, 2004, by and among the Reporting Persons.

         Exhibit 2 Agreement for the Option of Common Stock, dated November 17, 1994, by and between Wilma M. Massie and Perry T. Massie.

         Exhibit 3 Agreement for the Option of Common Stock, dated November 17, 1994, by and between Wilma M. Massie and Thomas H. Massie.

         Exhibit 4 Agreement and Plan of Reorganization, dated February 10, 1995, by and among Global Resources, Inc., an Alaska corporation and predecessor to the Company, Gold Prospector's Association of America, Inc., a California corporation, Perry T. Massie, Thomas H. Massie and certain other stockholders of Gold Prospector's Association of America, Inc.

                                    SIGNATURE
                                    ---------


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March __, 2004
                                      PERRY T. MASSIE

                                      /s/ Perry T. Massie
                                      ----------------------------------


                                      THOMAS H. MASSIE

                                      /s/ Thomas H. Massie
                                      ----------------------------------


                                      MUSK OX INVESTMENTS, L.P.

                                              By:/s/ Perry T. Massie
                                              Name:   Perry T. Massie
                                              Title:  General Partner

                                              By:/s/ Thomas H. Massie
                                              Name:   Thomas H. Massie
                                              Title:  General Partner


                                      MUSK OX PROPERTIES, L.P.

                                              By:/s/ Perry T. Massie
                                              Name:   Perry T. Massie
                                              Title:  General Partner

                                              By:/s/ Thomas H. Massie
                                              Name:   Thomas H. Massie
                                              Title:  General Partner


                                      THE PERRY T. MASSIE AND SANDRA LYNN
                                      MASSIE TRUST DATED OCTOBER 14, 1997

                                              By:/s/ Perry T. Massie
                                              Name:   Perry T. Massie
                                              Title:  Co-Trustee

                                              By:/s/ Sandra L. Massie
                                              Name:   Sandra L. Massie
                                              Title:  Co-Trustee

                                      SANDRA L. MASSIE

                                      /s/ Sandra L. Massie
                                      ----------------------------------


                                      THE PERRY AND SANDY MASSIE
                                      FOUNDATION

                                      By:/s/ Perry T. Massie
                                      Name:  Perry T. Massie
                                      Title:  Authorized Signatory


                                      THE THOMAS AND CINDY MASSIE
                                      FOUNDATION

                                      By:/s/ Thomas H. Massie
                                      Name:  Thomas H. Massie
                                      Title:  Authorized Signatory

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

         THIS AGREEMENT is dated as of March 27, 2004, by and among Perry T. Massie, Thomas H. Massie, Musk Ox Investments, L.P., a Nevada limited partnership, Musk Ox Properties, L.P., a Nevada limited partnership, The Perry
T. and Sandra Lynn Massie Trust dated October 14, 1997, Sandra L. Massie, The Perry and Sandy Massie Foundation, a California public benefit corporation, and The Thomas and Cindy Massie Foundation, a California public benefit corporation.

         WHEREAS, pursuant to Rule 240.13d-1(k) promulgated under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the parties hereto have decided to satisfy their filing obligations under the Exchange Act by a single joint filing;

         NOW THEREFORE, the parties hereto agree as follows:

         1. The Schedule 13D with respect to the Company to which this Agreement is attached as Exhibit 1 (the "Schedule 13D") is filed on behalf of each of the parties hereto.

         2. Each of the parties hereto is eligible to use the Schedule 13D.

         3. Each of the parties hereto is responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person or entity contained in the
Schedule 13D; provided that each person or entity is not responsible for the completeness or accuracy of the information concerning any other person making such filing contained in the Schedule 13D, unless such person or entity knows or has reason to believe that such information is inaccurate.

                            [SIGNATURE PAGE FOLLOWS]

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                                      PERRY T. MASSIE

                                      /s/ Perry T. Massie
                                      ----------------------------------


                                      THOMAS H. MASSIE

                                      /s/ Thomas H. Massie
                                      ----------------------------------


                                      MUSK OX INVESTMENTS, L.P.

                                              By:/s/ Perry T. Massie
                                              Name:   Perry T. Massie
                                              Title:  General Partner

                                              By:/s/ Thomas H. Massie
                                              Name:   Thomas H. Massie
                                              Title:  General Partner


                                      MUSK OX PROPERTIES, L.P.

                                              By:/s/ Perry T. Massie
                                              Name:   Perry T. Massie
                                              Title:  General Partner

                                              By:/s/ Thomas H. Massie
                                              Name:   Thomas H. Massie
                                              Title:  General Partner


                                      THE PERRY T. MASSIE AND SANDRA LYNN
                                      MASSIE TRUST DATED OCTOBER 14, 1997

                                              By:/s/ Perry T. Massie
                                              Name:   Perry T. Massie
                                              Title:  Co-Trustee

                                              By:/s/ Sandra L. Massie
                                              Name:   Sandra L. Massie
                                              Title:  Co-Trustee


                                      SANDRA L. MASSIE

                                      /s/ Sandra L. Massie
                                      ----------------------------------

                                      THE PERRY AND SANDY MASSIE
                                      FOUNDATION

                                      By:/s/ Perry T. Massie
                                      Name:  Perry T. Massie
                                      Title:  Authorized Signatory


                                      THE THOMAS AND CINDY MASSIE
                                      FOUNDATION

                                      By:/s/ Thomas H. Massie
                                      Name:   Thomas H. Massie
                                      Title:  Authorized Signatory

                                    EXHIBIT 2

             AGREEMENT FOR THE OPTION OF COMMON STOCK OF GPAA/GLOBAL

         This agreement  ("Agreement") made on November 17 , 1994, between Wilma
M. Massie, 42950 Calle Sauza, Temecula, California 92590, (herein referred to as "Optionor"); and Perry T. Massie, 43445 Business Park Dr. Suite 113, Temecula, California 92590, (herein referred to as "Optionee").

                                     RECITAL

         A. As of November 1, 1994, Optionor owned 52% of the outstanding shares of Common Stock of Gold Prospector's Association of America, Inc. ("GPAA"), a privately held California corporation.

         B. Global Resources, Inc., ("Global") has signed a letter of intent to acquire GPAA.

         C. Optionee is one of Optionor's two sons. Optionor desires to provide Optionee with a greater ownership potential in GPAA/Global as an incentive for Optionee.

         D. An appraisal of GPAA was made by the firm of Lund & Guttry, Certified Public Accountants, in October 1994. Pursuant to said appraisal Optionor's Common Stock was valued at $1,163.54 per share.

         In consideration of the above, and of the mutual covenants herein contained and other good and valuable consideration, it is agreed as follows:


                                    SECTION I

                                 OPTION OF STOCK

         In consideration of Ten Dollars ($10.00) and of other good and valuable consideration paid by Optionee, the receipt of which is hereby acknowledged, Optionor grants to Optionee the option ("Option") to acquire Four Hundred
(400)(2) shares of Common Stock, no par value, of GPAA owned by Optionor. In the expected event, that Optionor's Common Stock in GPAA is acquired by Global, the Option shall be extended to cover the number of shares of Global acquired by Optionor that are represented by Four Hundred (400) shares of GPAA.


_______________
2 Pursuant to the Agreement and Plan of Reorganization, attached as Exhibit 4 to this Schedule 13D, as a result of the exchange ratio and certain earn-out provisions used therein, the original option converted into the option to purchase 280,000 shares of common stock of the successor entity. Mr. Perry Massie has since disposed of options to purchase 56,000 shares, as previously reported to the Securities and Exchange Commission on Form 4 filed by Mr. Perry Massie.

                                   SECTION II

                                  OPTION PRICE

         The Option price shall be $1,163.54(3) per share of Common Stock of GPAA. The aggregate Option price for the complete exercise of the Option is Four Hundred and Sixty Five Thousand Four Hundred and Sixteen Dollars ($465,416) for Four Hundred (400) shares of Common Stock of GPAA. The Option price may be paid in cash or by promissory note paying 5% interest commencing six (6) months after the Option is exercised. The term of any promissory note shall not be more than three (3) years. The Option price may be paid in part proportionately if the Option is exercised in part.


                                   SECTION III

                                 TERM OF OPTION

         The Option shall be effective as of the date of this Agreement and shall last for a period of Ten (10) years, unless previously fully exercised by Optionee or his assigns.


                                   SECTION IV

         The Option may be exercised, in whole or in part, at any time or times during its term by paying the Option price per share for the number of shares exercised at the time or times the Option is exercised.


                                    SECTION V

                                  MISCELLANEOUS

         1. Parties in Interest. Nothing in this Agreement, whether express or implied, is intended to confer any rights or remedies under or by reason of this Agreement on any person other than the parties to it, nor is anything in this Agreement intended to relieve or discharge the obligation or liability of any third person to any party to this Agreement, nor shall any provision give any third persons any right of subrogation or action over against any party to this Agreement.

         2. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instruments. However, this Agreement shall be ineffective for any purposes whatsoever unless and until executed by all parties hereto.


_______________
3 Pursuant to the Agreement and Plan of Reorganization, attached as Exhibit 4 to this Schedule 13D, as a result of the exchange ratio used therein, the per share Option price was adjusted to $1.66 per share.

         3. Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

         4. Entire Agreement. This Agreement, including any exhibits and other documents referred therein which form a part hereof, embodies the entire agreement and understanding of the parties hereto in respect to the subject matter contained herein. There are no restrictions, promises, warranties, covenants, or undertakings, other than those expressly set forth or referred therein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.

         5. Modification. This Agreement shall not be amended or modified except by a writing signed by all of the parties hereto.

         6. Governing Law. This Agreement shall be governed by and construed under the internal laws of the State of California.

IN WITNESS WHEREOF, the parties to this Agreement have duly executed it on the days and year first written above.



OPTIONOR:                                             OPTIONEE:
--------                                              ---------


By:       Wilma M. Massie                      By:  Perry Massie
     ------------------------------               ------------------------------
        WILMA M. MASSIE                                PERRY T. MASSIE



    Richard K. Dickson II
-------------------------
WITNESS

                                    EXHIBIT 3

             AGREEMENT FOR THE OPTION OF COMMON STOCK OF GPAA/GLOBAL

         This agreement  ("Agreement") made on November 17 , 1994, between Wilma
M. Massie, 42950 Calle Sauza, Temecula, California 92590, (herein referred to as "Optionor"); and Thomas H. Massie, 43445 Business Park Dr. Suite 113, Temecula, California 92590, (herein referred to as "Optionee").

                                     RECITAL

         A. As of November 1, 1994, Optionor owned 52% of the outstanding shares of Common Stock of Gold Prospector's Association of America, Inc. ("GPAA"), a privately held California corporation.

         B. Global Resources, Inc., ("Global") has signed a letter of intent to acquire GPAA.

         C. Optionee is one of Optionor's two sons. Optionor desires to provide Optionee with a greater ownership potential in GPAA/Global as an incentive for Optionee.

         D. An appraisal of GPAA was made by the firm of Lund & Guttry, Certified Public Accountants, in October 1994. Pursuant to said appraisal Optionor's Common Stock was valued at $1,163.54 per share.

         In consideration of the above, and of the mutual covenants herein contained and other good and valuable consideration, it is agreed as follows:


                                    SECTION I

                                 OPTION OF STOCK

         In consideration of Ten Dollars ($10.00) and of other good and valuable consideration paid by Optionee, the receipt of which is hereby acknowledged, Optionor grants to Optionee the option ("Option") to acquire Four Hundred (400)4 shares of Common Stock, no par value, of GPAA owned by Optionor. In the expected event, that Optionor's Common Stock in GPAA is acquired by Global, the Option shall be extended to cover the number of shares of Global acquired by Optionor that are represented by Four Hundred (400) shares of GPAA.


_______________
4 Pursuant to the Agreement and Plan of Reorganization, attached as Exhibit 4 to this Schedule 13D, as a result of the exchange ratio and certain earn-out provisions used therein, the original option converted into the option to purchase 280,000 shares of common stock of the successor entity. Mr. Thomas Massie has since disposed of options to purchase 56,000 shares, as previously reported to the Securities and Exchange Commission on Form 4 filed by Mr. Thomas Massie.

                                   SECTION II

                                  OPTION PRICE

         The Option price shall be $1,163.54(5) per share of Common Stock of GPAA. The aggregate Option price for the complete exercise of the Option is Four Hundred and Sixty Five Thousand Four Hundred and Sixteen Dollars ($465,416) for Four Hundred (400) shares of Common Stock of GPAA. The Option price may be paid in cash or by promissory note paying 5% interest commencing six (6) months after the Option is exercised. The term of any promissory note shall not be more than three (3) years. The Option price may be paid in part proportionately if the Option is exercised in part.


                                   SECTION III

                                 TERM OF OPTION

         The Option shall be effective as of the date of this Agreement and shall last for a period of Ten (10) years, unless previously fully exercised by Optionee or his assigns.


                                   SECTION IV

         The Option may be exercised, in whole or in part, at any time or times during its term by paying the Option price per share for the number of shares exercised at the time or times the Option is exercised.


                                    SECTION V

                                  MISCELLANEOUS

         1. Parties in Interest. Nothing in this Agreement, whether express or implied, is intended to confer any rights or remedies under or by reason of this Agreement on any person other than the parties to it, nor is anything in this Agreement intended to relieve or discharge the obligation or liability of any third person to any party to this Agreement, nor shall any provision give any third persons any right of subrogation or action over against any party to this Agreement.

         2. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instruments. However, this Agreement shall be ineffective for any purposes whatsoever unless and until executed by all parties hereto.


_______________
5 Pursuant to the Agreement and Plan of Reorganization, attached as Exhibit 4 to this Schedule 13D, as a result of the exchange ratio used therein, the per share Option price was adjusted to $1.66 per share.

         3. Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

         4. Entire Agreement. This Agreement, including any exhibits and other documents referred therein which form a part hereof, embodies the entire agreement and understanding of the parties hereto in respect to the subject matter contained herein. There are no restrictions, promises, warranties, covenants, or undertakings, other than those expressly set forth or referred therein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.

         5. Modification. This Agreement shall not be amended or modified except by a writing signed by all of the parties hereto.

         6. Governing Law. This Agreement shall be governed by and construed under the internal laws of the State of California.

IN WITNESS WHEREOF, the parties to this Agreement have duly executed it on the days and year first written above.



OPTIONOR:                                             OPTIONEE:
--------                                              ---------


By:       Wilma M. Massie                     By:     Tom Massie
     ------------------------------                -----------------------
        WILMA M. MASSIE                                THOMAS H. MASSIE



    Richard K. Dickson II
-------------------------
WITNESS

                                    EXHIBIT 4

                      AGREEMENT AND PLAN OF REORGANIZATION

         This Agreement and Plan of Reorganization ("Agreement") is entered into this 10th day of February, 1995, by and between GLOBAL RESOURCES, INC., an Alaska corporation (hereinafter sometimes referred to as "Acquiror"), GOLD PROSPECTOR'S ASSOCIATION OF AMERICA, INC., a California corporation (hereinafter sometimes referred to as "Acquiree" or "GPAA"), and the individual STOCKHOLDERS of Gold Prospector's Association of America, Inc. (hereinafter "Stockholders").

                                    RECITALS

         Stockholders own all the issued and outstanding stock of Acquiree. Acquiror desires to acquire all this stock, making Acquiree a wholly-owned subsidiary of Acquiror, and Stockholders wish to make a tax-free exchange solely for all of their shares in Acquiree for up to a total of Four Million (4,000,000) shares of Acquiror's unregistered Common Stock, including up to One Million Five Hundred Thousand (1,500,000) shares to be delivered to Stockholders if Acquiree meets certain milestones ("Earn Out Shares"), to be exchanged as set out herein with the Stockholders.

         NOW, THEREFORE, for the mutual consideration set out herein, the parties agree as follows:

         1. Plan of Reorganization. The Stockholders are the owners of all the issued and outstanding stock of Acquiree which consists of Five Thousand (5,000) shares of unregistered Common Stock at no par value per share. It is the intention of the parties hereto that all of the issued and outstanding capital stock of Acquiree shall be acquired by Acquiror in exchange solely for Acquiror voting stock, as set forth herein. It is the intention of the parties hereto that this transaction qualify as a tax-free reorganization under Section 368(a)(1)(B) of the Internal Review Code of 1986, as amended, and related sections thereunder.

         2. Exchange of Shares. Acquiror and Stockholders agree that the issued and outstanding shares of Acquiree shall be exchanged with Acquiror for up to Four Million (4,000,000) shares of unregistered Common Stock of Acquiror of which One Million Five Hundred Thousand (1,500,000) shares will only be delivered when and if Acquiree meets certain milestones described below. On the closing date, as hereafter defined, or as soon thereafter as practicable, Two Million Five Hundred Thousand (2,500,000) shares of Acquiror will be delivered to the Stockholders in exchange for all of their shares in Acquiree as hereinafter set forth:

                   Name and Address                   No. of Shares to be Issued
                   ----------------                   --------------------------
Perry T. Massie                                                833,500
43445 Business Park Drive, Suite 113
Temecula, California 92590

Thomas H. Massie                                               833,500
43445 Business Park Drive, Suite 113
Temecula, California 92590

Wilma M. Massie                                                816,000
43445 Business Park Drive, Suite 113
Temecula, California 92590

Perry T. Massie and Sandy Massie                                8,500
43445 Business Park Drive, Suite 113
Temecula, California 92590

Thomas H. Massie and Cindy Massie                               8,500
43445 Business Park Drive, Suite 113
Temecula, California 92590


         Stockholders will receive up to an additional One Million Five Hundred Thousand (1,500,000) shares, i.e., the Earn Out Shares, of the Acquiror's restricted Common Stock in the event that the Acquiree reaches certain milestones listed below. All or part of the Earn Out Shares are to be delivered to Stockholders in the amounts set forth below if the Acquiree division of Acquiror achieves the cumulative levels of after tax earnings set forth below during any of the period that began on January 1, 1995 and end on March 31, June 30, September 30 or December 31, in 1995, 1996, 1997, and 1998.

                                                  The Number of Earn Out Shares
             If Cumulative Earnings                 to be Delivered to Present
               Are Not Less Than                        GPAA Stockholders
               -----------------                        -----------------

$1,500,000                                                        500,000
$2,000,000                                       an additional    500,000
$2,700,000                                       an additional    500,000

         Alternatively, but not in addition to, in recognition of the fact that a significant expansion of The Outdoor Channel is being conducted and that such expansion while potentially increasing the value of Acquiree may not be reflected in earnings, the below listed valuation earn out formula may used. The valuation must be made by an Independent Certified Public Accountant or independent unaffiliated Appraiser. The time periods listed above for earnings also apply for the valuation.

                                               The Number of Earn Out Shares
              If Valuation of GPAA               to be Delivered to Present
                Is Not Less Than                     GPAA Stockholders
                ----------------                     -----------------

$12,000,000                                                       500,000
$16,000,000                                      an additional    500,000
$21,000,000                                      an additional    500,000

         After December 31, 1998, Earn Out Shares not earned are void.

         Upon meeting the foregoing milestone(s) the Earn Out Shares will be delivered in the following proportions: Perry T Massie - 33.34%, Thomas H. Massie - 33.34%, Wilma M. Massie - 32.64%, Perry T. Massie and Sandy Massie - 0.34% and Thomas H. Massie and Cindy Massie - 0.34%.

         The Stockholders represent and warrant that they will hold such shares of Common Stock and rights of Earn Out shares, delivered pursuant to this Agreement, for investment purposes and not for further public distribution and the shares and rights thereto shall be appropriately restricted.

         3. Valuation and Background. Commencing in 1993, Acquiror and Acquiree announced their intent regarding the acquisition (the "Acquisition") of Acquiree by Acquiror, and in connection thereto executed several letters of intent. Acquiror and Acquiree obtained advice regarding the Acquisition from various sources including the accounting firms of McGladrey Pullen, Lund Guttry and David Ashwood; the legal firm of Richard K. Dickson II; other attorneys; the Securities and Exchange Commission; the National Association of Securities Dealers, Inc.; and the State of Alaska. Acquiror and Acquiree obtained two valuations as to the value of Acquiree as of December 31, 1993. The first evaluation by Venture Analysis Group placed the value at $7,580,000 using the Excess Earnings Method, $12,374,525 using the Discounted Cash Flow Method and $7,462,157 using the Residual Value Method. Venture Analysis Group also opined that a value of $10,000,000 was a fair value for GPAA. The second evaluation which was made by Lund & Guttry placed the value of GPAA at 7,272,100. Acquiror and Acquiree believe that Acquiree has increased significantly in value since December 31, 1993, primarily due to the expansion of its wholly owned division, The Outdoor Channel. Lund and Guttry are updating their evaluation to December 31, 1994, and Acquiror and Acquiree believe said valuation will be in excess of $8,750,000. Acquiror and Acquiree have determined the price of $3.50 per share for the Acquiror's stock to be issued for the Acquisition is reasonable based, in part on the following factors. One, the high bid and low bids for Acquiror's Common stock in the last several years. Two, the price of recent issuances of restricted Common Stock of Acquiror for services rendered which were all at $3.00 per share. Three, the price set forth in the letters of intent signed by Acquiror and Acquiree in 1993 and 1994, which were $2.25 per share and $3.00 per share, respectively. Fourth, the probable price for a prospective private placement of Common Stock of Acquiror of $3.50 per share or less. The parties hereto acknowledge that this Agreement is not an arm's length transaction since the Stockholders are also principal stockholders of Acquiror. In view of the non arm's length nature of this Agreement, the parties hereto have attempted to prepare this Agreement so that it marginally favors Acquiror and therefor the unaffiliated shareholders of Acquiror. At the same time, this Agreement seeks to be fair to Stockholders by providing the Earn Out Shares for future performance and/or present undervaluation.

         4. Delivery of Shares. On or before the closing date or as soon thereafter as practicable, the Stockholders will deliver certificates for the shares of Acquiree duly endorsed so as to make Acquiror the sole owner thereof, free and clear of all claims and encumbrances; and on such closing date or as soon thereafter as practicable, delivery of the Acquiror shares, which will be appropriately restricted as to transfer, will be made to the Stockholders as above set forth. Earn Out Shares shall be delivered to Stockholders after closing at such time or times as said shares are earned as provided herein. At such time as the Articles of Incorporation are amended to authorize a sufficient amount of additional shares of Common Stock it is the intention of the parties hereto that the Earn Out Shares be issued and placed in an escrow account to be delivered to Stockholders when earned or cancelled if not earned within the allotted time period.

         5. Representations of Stockholders and Acquiree. The Stockholders and Acquiree represent and warrant that, effective this date and the closing date, the following are true and correct:

         (a) Stockholders are the sole owners of the shares appearing of record in their names; such shares are free from claims, liens, or other encumbrances, except Perry T. Massie, Thomas H. Massie and Richard K. Dickson II have options to purchase 400 shares, 400 shares and 500 shares, respectively, of Acquiree Common Stock owned by Wilma W. Massie, which options will carry over proportionately to the exchanged Common Stock and respective Earn Out Shares of Acquiror; and Stockholders have the unqualified right to deliver and transfer such shares hereunder.

         (b) The shares constitute validly issued shares of Acquiree fully-paid and non-assessable.

         (c) The President and Secretary of the Acquiree are duly authorized to execute this Agreement.

         (d) The Audited financial statements of Acquiree as of February 28, 1994, 1993 and 1992, which have been delivered to Acquiror, are true and complete records of the financial transactions of Acquiree for said time periods; are true and complete; there are no liabilities, either fixed or contingent, not reflected in such financial statements and records other than contracts or obligations in the usual course of business; and no such contracts or obligations in the usual course of business constitute liens or other liabilities which, if disclosed, would alter substantially the financial condition of Acquiree as reflected in such financial statements and records except as previously disclosed to Acquiror. Financial statements for the interim period ended November 30, 1994 and other financial records are reasonably complete with Acquiror being informed of probable adjustments.

         (e) Prior to closing date there will not be any material changes in the financial position of Acquiree, except changes arising in the ordinary course of business or disclosed in writing to Acquiror.

         (f) Acquiree is not involved in any pending litigation or governmental investigation or proceeding not reflected in such financial records or otherwise disclosed in writing to Acquiror and, to the knowledge of Acquiree or the Stockholders, no litigation or governmental investigation or proceeding is threatened against Acquiree, its Stockholders, or its properties.

         (g) As of the closing date, Acquiree will be in good standing as a California corporation, and will be in good standing and duly qualified to do business in each state where it is required to be so qualified.

         (h) Acquiree has complied with all laws in connection with its formation, organization and operations, and no contingent liabilities have been threatened or claims made, and no basis for the same exists with respect to said operations or formation.

         (i) To the best of their knowledge, Acquiree has filed all governmental, tax or related returns due or required to be filed and has paid all taxes or assessments which have become due.

         (j) To the best of their knowledge, except as disclosed on any Exhibit, Acquiree has not breached any agreements to which it is a party.

         (k) Acquiree has no subsidiary corporations except The Outdoor Network, Inc. or as disclosed to Acquiror.

         (l) The corporate financial records, minute books, and other documents and records of Acquiree are to be turned over in their entirety at closing and such documents are true and accurate with respect to the information contained therein.

         (m) The execution of this Agreement will not violate or breach any agreement contract or commitment to which Acquiree is a party and has been duly authorized by all appropriate and necessary action.

         (n) Stockholders are thoroughly familiar with the business of Acquiror. The Stockholders acknowledge that they have gad access to any and all information regarding the Acquiror that they desire. The Stockholders acknowledge that their access to information is due to their positions as officers, directors and/or shareholders of Acquiror. The Stockholders also acknowledge that they have played a substantial part in the negotiations of this Agreement and that they have had substantial business experience and have reviewed many investment proposals and for these and other reasons are sophisticated investors. The Stockholders acknowledge that they are acquiring the Acquiror's shares under Section 4(a) commonly known as the private offering exemption of the Securities Act of 1933, that the shares are restricted and may not be resold, except in reliance on an exemption or registration under such Act.

         (o) Stockholders hereby agree that they will not sell their rights to receive Earn Out Shares and that said rights are not marketable, except as referred to in paragraph 5(a) herein.

         (p) Conduct of Business Pending the Acquisition. From and after the date of this Agreement and prior to the effective time of the Acquisition, neither the Acquiree nor its Stockholders will, without prior written consent of the Acquiror:

                  (1) amend its Certificate of Incorporation or Bylaws, except insofar as may be necessary to comply with the terms of this Agreement;

                  (2) engage in any material activity or transaction or incur any material obligations (by contract or otherwise) except in the ordinary course of business;

                  (3) issue rights or options to purchase or subscribe to any shares of its capital stock or subdivide or otherwise change any such shares;

                  (4) issue or sell any shares of its capital stock or securities convertible into shares of its capital stock; or

                  (5) declare or pay any dividends on or make any distributions in respect of any shares of its capital stock.

         6. Representations of Acquiring Corporation. Acquiror hereby represents and warrants as follows:

         (a) As of the closing date, the Acquiror shares to be delivered to Stockholders will constitute the valid and legally issued shares of Acquiror, fully-paid and nonassessable, and will be legally equivalent in all respects to the Common Stock of Acquiror issued and outstanding as of the date hereof.

         (b) The President of Acquiror is duly authorized to execute this Agreement.

         (c) Acquiror's present financial records, including its Audited financial statements for the three years ended December 31, 1993, and for the interim period ended September 30, 1994, are true and complete; there are no substantial liabilities, either fixed or contingent, not reflected in such financial records other than contracts or obligations in the usual course of business, involving claims or other liabilities which, if disclosed would alter substantially the financial condition of Acquiror as reflected in such financial statements except as previously disclosed to Acquiree.

         (d) Since the date of the financial records there have not been, and prior to the closing date there will not be, any material changes in the financial position of Acquiror, except changes arising in the ordinary course of business and except as disclosed to Acquiree.

         (e) To the best of their knowledge, Acquiror is not involved in any pending litigation or governmental investigation or proceeding not reflected in such financial statements or otherwise disclosed in writing to the Stockholders.

         (f) The shares of Acquiree are being acquired by Acquiror as an investment, and there is no present intention on the part of Acquiror to dispose of such shares.

         (g) Acquiror is duly organized, validly existing and in good standing under the laws of the State of Alaska; it has the corporate power to own its property and to carry on its business as is now being conducted.

         (h) To the best of their knowledge, Acquiror has filed all federal, state, county and local income, excise, property and other tax returns which are due or required to be filed by them prior to the date hereof and has paid or made adequate provisions for the payment of all taxes which have or may become due pursuant to such returns or pursuant to any assessments received.

         (i) Acquiror has not breached, nor is there any pending or threatened claims or any legal basis for a claim that Acquiror has breached, any of the terms or conditions of any agreements, contracts or commitments to which it is a party or is bound.

         (j) The capitalization of Acquiror comprises (at closing) authorized Common Stock of 5,000,000 shares of $0.02 par value, of which 1,365,577 shares are presently issued and outstanding. At its earliest reasonable opportunity, Acquiror will endeavor to obtain shareholder approval to amend its Articles of Incorporation to provided sufficient additional authorized shares for the Stockholders Earn Out Shares.

         (k) Acquiror has no subsidiary corporations except Big Mining Company and LDMA-AU, Inc. or except as disclosed to Acquiree.

         (l) The 2,500,000 shares of unregistered Common Stock of Acquiror to be issued to Stockholders at closing and the up to 1,500,000 Earn Out Shares, when issued, will be validly issued and fully-paid under Alaska corporation law and will be issued in a private placement and isolated transaction under federal and state securities laws.

         7. Closing. The closing date herein referred to shall be on February 10, 1995, or as soon thereafter as is practicable. At the closing or as soon thereafter as practicable, the Stockholders will accept delivery of the certificates of stock to be issued in their respective names, and give a good and sufficient receipt and acquittance for the same, and in connection therewith, make delivery as soon as practicable of their stock in Acquiree to Acquiror.

         8. Conditions Precedent to the Obligations of Acquiree. All obligations of Acquiree and its Stockholders under this Agreement are subject to the fulfillment, prior to or as of the closing date of each of the following conditions:

         (a) The representations and warranties by or on behalf of Acquiror and its officers and directors contained in this Agreement or in any certificate or document delivered to Acquiree pursuant to the provisions hereof shall be true at and as of such time, to the best of their knowledge.

         (b) Acquiror shall have performed and complied with all covenants, agreements, and conditions required by this Agreement to be performed or complied with by it prior to or at the closing on the closing date.

         9. Conditions Precedent to the Obligations of Acquiror. All obligations of Acquiror under this Agreement are subject to the fulfillment, prior to or at the closing on the closing date, of each of the following conditions:

         (a) The representations and warranties by Acquiree and the Stockholders contained in this Agreement or in any certificate or document delivered to Acquiror pursuant to the provisions hereof shall be true at and as of the time of closing as though such representations and warranties were made at and as of such time, to the best of their knowledge.

         (b) The Audited financial statements of Acquiree for the periods ending February 28, 1994, 1993 and 1992, and interim financial statements as of November 30, 1994, or such other later date, prepared by Acquiree's in house accountant are approved by and are satisfactory to the Acquiror. Said financial statement shall contain no qualifications unless the Acquiror in its sole discretion decides to accept the financial statements containing a qualification.

         (c) Acquiree and Stockholders shall have performed and complied with all covenants, agreements, and conditions required by this Agreement to be performed or complied with by it prior to or at the closing; including the delivery of all the outstanding stock.

         (d) Stockholders shall deliver to Acquiror a letter commonly known as an "investment letter" agreeing, among other matters, that the shares of stock in Acquiree are being acquired for investment purposes, and not with a view to resale.

         10. Indemnification. Within the period provided in paragraph 11 herein and in accordance with the terms of that paragraph, each party to this Agreement, shall indemnify and hold harmless each other party at all times after the date of this Agreement against and in respect of any liability, damage or deficiency, all actions, suits, proceedings, demands, assessments, judgments, costs and expenses including attorney's fees incident to any of the foregoing, resulting from any misrepresentations, breach of covenant or warranty or nonfulfillment of any agreement on the part of such party. Subject to the terms of this Agreement, the defaulting party shall reimburse the other party or parties on demand, for any payment made by said parties at any time after the closing, in respect of any liability or claim to which the foregoing indemnity relates.

         11. Nature and Survival of Representations. All representations, warranties and covenants made by any party in this Agreement shall survive the closing hereunder and the consummation of the transactions contemplated hereby for so long as the applicable statute of limitations shall remain open. Each of the parties hereto is executing and carrying out the provisions of this Agreement in reliance solely on the representations, warranties and covenants and agreements contained in this Agreement or at the closing of the transactions herein provided for and not upon any investigation upon which it might have made or any representations, warranty, agreement, promise or information, written or oral, made by the other party or any other person other than as specifically set forth herein and therein.

         12. Miscellaneous.

         (a) Further Assurances. At any time, and from the time to time, after the effective date, each party will execute such additional instruments and take such action as may be reasonably requested by the other party to confirm or perfect title to any property transferred hereunder or otherwise to carry out the intent and purposes of this Agreement.

         (b) Waiver. Any failure on the part of any party hereto to comply with any of its obligations, agreements or conditions hereunder may be waived in writing by the party to whom such compliance is owned.

         (c) Brokers. Each party agrees to indemnify and hold harmless the other party against any fee, loss or expenses arising out of claims by brokers or finders employed or alleged to have been employed by it.

         (d) Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been given if delivered in person or sent by prepaid first class registered or certified mail, return receipt requested.

         (e) Headings. The section and subsection headings in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

         (f) Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         (g) Governing Law. This Agreement shall be governed by the laws of the State of Alaska.

         (h) Binding Effect. This Agreement is the entire agreement of the parties hereto and insures to the benefit of the parties, their respective heirs, administrators, executors, successors and assigns.

         (i) Entire Agreement. This Agreement is the entire agreement of the parties covering everything agreed upon or understood in the transaction. There are no oral promises, conditions, representations, understandings, interpretations or terms of any kind as conditions or inducements to the execution hereof.

         (j) Time. Time is of the essence.

         (k) Severability. If any part of this Agreement is deemed to be unenforceable, the balance of the Agreement shall remain in full force and effect.

         (l) Default Costs. In the event any party hereto has to resort to legal action to enforce any of the terms hereof, such party shall be entitled to collect attorneys fees and other costs from the party in default.

         IN WITNESS WHEREOF, the parties have executed this Agreement the day and year first above written.


GLOBAL RESOURCES, INC.:


By      Perry T. Massie
   -------------------------------------------
        PERRY T. MASSIE, President

                                       -----------------------------------------
                                                          WITNESS

GOLD PROSPECTOR'S ASSOCIATION OF AMERICA, INC.:


By      Thomas H. Massie
   -------------------------------------------
        THOMAS H. MASSIE, President

                                       -----------------------------------------
                                                          WITNESS


STOCKHOLDERS OF GOLD PROSPECTOR'S ASSOCIATION OF AMERICA, INC.:

        Perry T. Massie
-------------------------------------------
        PERRY T. MASSIE


        Thomas H. Massie
-------------------------------------------
        THOMAS H. MASSIE


        Wilma M. Massie
-------------------------------------------
        WILMA M. MASSIE


        Sandy Massie
-------------------------------------------
        SANDY MASSIE


        Cindy Massie
-------------------------------------------
        CINDY MASSIE